January 29, 2007

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:      Tripos, Inc.

            Form 10-K for the fiscal year ended December 31, 2005

            Form 10-Q for the quarterly period ended September 30, 2006

            File No. 000-23666

Dear Mr. Krikorian:

On behalf of Tripos, Inc. (the "Company"), we are responding to the comments of the staff of the Securities and Exchange Commission in your letter dated January 26, 2007, to John D. Yingling, Vice President and Chief Financial Officer of the Company, with respect to the Company's Form 10-K and Form 10-Q referred to above.

In response to your letter, set forth below are your comments in italics following by the Company's responses to your comments.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Notes to Unaudited Consolidated Financial Statements

(9) Goodwill and Intangible Assets, page 17

1.         We note your response to prior comment 4 with respect to your impairment analysis of the goodwill allocated to your Discovery Research segment.  Please further clarify why the completion of the Pfizer contract and the loss of the related cash flows did not impact the carrying value of your goodwill recorded at December 31, 2005.  That is, why the loss of this significant cash flow source did not impact your estimates of future cash flows; we refer you to paragraph 24 of SFAS 141.  Further clarify how the fair value of your Discovery Research segment as calculated in your limited impairment review performed in the third quarter of fiscal year 2006 was representative of the amount that this segment could be bought or sold in a current transaction between willing parties; we refer you to paragraph 23 of SFAS 141.  In this respect, it appears you were in negotiations to sell this segment for an amount less than the carrying value at or near quarter-end.  In addition, clarify how you considered the $5.5 million of operating losses incurred by this segment for the nine-months ended September 30, 2006 when concluding that the discounted cash flows supported the carrying value of your goodwill.

Response:

Our discounted cash flow models for the Discovery Research segment prepared as of December 31, 2005 reflected the significantly lower prospective revenues due to the absence of continuing business with Pfizer.  We were advised by Pfizer that they would not be continuing their discovery research relationship with Tripos prior to the end of 2005.  Therefore, our models built as of December 31, 2005 for the DR business for 2006 and beyond reflected those reduced revenue expectations based on then-current pipeline figures.  Although these figures were not as high as historical levels they were sufficient to support the carrying value of the business unit assets, including the $1.0 million of goodwill carried in the DR segment.

At the end of September 2006, our limited impairment review was prepared with the presumption of continuing operations for the DR segment.  We did consider the year-to-date losses incurred by the segment in our cash flow model as well as revised projections of future business.  Included in the analysis was the effect of management having already reduced staff levels twice during 2006 and preparing to further reduce staff in the fourth quarter.

Around the time of the filing of the Form 10-Q for the third quarter of 2006 there were a myriad of events in process.  The Company was in negotiations for the sale of its Discovery Informatics business, trying to move negotiations forward for its Discovery Research business, fielding proposals for excess properties and pursuing or investigating alternatives to each of these events.  At the time of filing our Form 10-Q, there was still sufficient variability on decision paths with respect to each group of assets and each path had an impact on the corresponding values.

We viewed the agreement to sell our Discovery Informatics business in late November as the triggering event for our Board to pursue a plan of liquidation and making the sale of the Discovery Research business more likely.  Until that time, there were other options for the Discovery Research business that were being considered that could have resulted in a different value.  We ultimately finalized the terms for the sale of the Discovery Research business in the last days of December and executed the transaction on January 2, 2007

(14) Segments, page 21

2.                  We note your response to prior comment number 5 with respect to your impairment analysis of your Discovery Research segment's long-lived assets.  Please further clarify why you continued to solely utilize a discounted cash flow model assuming continued operations to evaluate your long-lived assets.  Tell us why you did not consider the amounts being offered for the assets of this segment when calculating the fair value of such assets, even if the negotiations were not consummated.  In this respect, it would appear the initial amounts that were offered for the assets of this segment were less than the carrying value if the transactions result in a $3.6 million loss.  In addition, clarify why the values determined by your discounted cash flow model resulted in a significantly different value than the amount a third party was willing to pay for such assets.

Response:

As indicated above, the Company analyzed its Discovery Research segment as continuing operations for presentation in the Form 10-Q for the period ended September 30, 2006.  At the time of filing, we had not achieved definitive positions that would result in alternative presentations.  It was not until the Company executed the sale agreement for its Discovery Informatics business, subsequent to the date of filing the Form 10-Q that it became certain that the DR business would need to be sold as part of the liquidation of Tripos, Inc.  Therefore, the Company utilized a "continuing operations" perspective for analyzing the DR business segment.

With respect to the facilities sold that generated the $3.6 million loss, these properties were the subject of an unsolicited inquiry by a local entrepreneur that ultimately evolved into definitive negotiations.  The Company had not yet commenced offering all of these properties for sale due to uncertainty over whether their inclusion would impact negotiations related to the entire segment.  We do, however, see the points you raise in your question regarding the sale of these properties being more attributable to the third quarter.

Summary

As of the date of our Form 10-Q filing on November 14, there remained considerable uncertainty on whether we would reach agreement to sell the Discovery Informatics assets, complete the series of Discovery Research real property transactions, reach agreement for the sale of the Discovery Research business, or continue to run the Company on a standalone basis.  Therefore, due to timing of the subsequent events and the uncertainties that existed as of the date of filing our Form 10-Q, we continued to utilize our discounted cash flow models assuming continued operations to evaluate our long-lived asset test related to our Discovery Research segment.  Due to the myriad of potential outcomes from the multiple negotiations, we did not believe we were in a position to make adjustments to carrying values prior to the filing date.

In retrospect, we can see that the terms for the excess UK properties that were in negotiation at the time of filing remained substantially unchanged.  Therefore, we propose to amend our Form 10-Q for the period ended September 30, 2006 to include the effects of the sale of the excess properties that generated a loss of $3.6 million.  Further, we intend to include in our Form 10-K for the year-ended December 31, 2006, the  impairment charge equivalent to the difference between the remaining net assets of the DR segment and the proposed sale proceeds of the segment.

Our Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filings.  It further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to these filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let me know if any additional disclosure is required.  If you should need additional information, please contact me at 314-647-1099, by fax to 314-647-8108.

Sincerely,

/s/ John D. Yingling

John D. Yingling

Senior Vice President

Chief Financial Officer